Filed by Fortive Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Fortive Corporation

Commission File Number: 001-37654

The following transcript is from a joint investor call conducted on March 7, 2018 by Fortive Corporation and Altra Industrial Motion Corp.

Operator: Good morning, and welcome to Altra Industrial Motion Corp and Fortive Corporation’s Conference Call to Discuss Altra’s Combination with Fortive’s Automation and Specialty Platform. All participants are currently in a listen only mode.

At this time, I would now like to turn the call over to Lisa Curran. Please go ahead.

Lisa Curran

Vice President-Investor Relations, Fortive Corp.

Thank you, Brandi. Good morning everyone, and thank you all for joining us. As a reminder, a copy of the slide presentation and press release regarding the transaction is available on the Investor Relations section of both company’s websites. Before we begin, I would like to remind listeners that our comments today will include some forward looking statements. These statements involve a number of risks and uncertainties, which are outlined in detail in our reports and filings with the SEC. Actual results may differ materially from those discussed here. Please refer to the information on slides 2 and 3 of the presentation for an outline of these risks. On this call are Carl Christenson, Chairman and CEO of Altra Industrial Motion; Jim Lico, Fortive’s President and CEO; Christian Storch, Altra’s CFO; and Chuck McLaughlin, Fortive’s SVP and CFO.

With that, I am pleased to turn the call over to Carl.

Carl R. Christenson

Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Thank you, Lisa, and good morning, everyone. Thank you for joining us today, especially on such short notice. This is an exciting day as we bring together two leaders in our industry, combining Altra with four operating companies from Fortive’s Automation and Specialty Platform, which we will refer to as Fortive’s A&S. I’ll start by providing high-level details about the transaction, and Jim Lico will join me in detailing the merits of the combination to our stakeholders. I will then turn the call over to Christian to cover the pertinent financial details. So let’s get started. Turning now to slide 5 of the presentation; slide 5 sets out the numerous benefits Jim and I and our respective board of directors saw in this unique business combination. Joining Altra with Fortive’s A&S platform creates a focused global leader in the power transmission and motion control industry that has the scale, financial strength and product portfolio to excel and drive value for shareholders and customers alike.

We are bringing together our strong mechanical and electronic capabilities in engineered power transmission and Fortive’s A&S robust electric, electronic and software content in precision motion control. With the combination, we will have an expansive presence across the technology spectrum, including several higher growth rate and higher margin categories. Importantly, the highly complementary nature of our respective portfolios will position us to drive innovation and better serve our customers. In addition, the pro forma company will serve more diversified end markets, such as medical and robotics, and will have reduced exposure to cyclical end markets, such as mining, renewable energy, and oil and gas. The combination will double Altra’s scale and provides a world-class business system to drive continuous improvement in lean manufacturing, leadership and growth. We are also enhancing our overall financial profile and with substantial free cash flow will accelerate growth and enable the combined company to quickly delever.

We also expect the transaction to provide achievable cost savings, as well as opportunities to expand existing products into additional geographies and markets driving synergies. In short, this is a great fit. On slide 6, you can see highlights of the two businesses side-by-side, and on slide 7 outlines the terms of the transaction. A portion of the transaction will be executed through a Reverse Morris Trust. The Fortive A&S business will be split off or spun from Fortive Corporation. That A&S subsidiary will then merge with Altra in a cash and stock transaction with a total value of approximately $3 billion. Fortive shareholders will own 54% of the outstanding shares of the combined company and Altra shareholders will own 46% of the company. Altra will acquire the other portion of Fortive A&S through a direct purchase of assets and equity interest in Fortive’s subsidiaries.

The RMT portion of the transaction is expected to be tax free for both companies and our respective shareholders. An important element of this transaction is the fact that the company will be run by a joint management team that combines the talents of both Altra and Fortive A&S. I will continue to serve as Chairman and CEO of the combined company, and Christian Storch will continue as our CFO. Upon completion of the transaction, we expect to appoint Pat Murphy, Senior VP of Fortive A&S Sensing Technologies divisions to the Altra board subject to our governance process. We will maintain our headquarters in Braintree, Massachusetts. The transaction is subject to customary closing and regulatory conditions including tax authority rulings and Altra shareholder approval. We expect the transaction to close by the end of the year.

Before we talk further about the transaction and the future of the combined company, let me turn the call over to Jim Lico. Jim?

James A. Lico

President, Chief Executive Officer & Director, Fortive Corp.

Thanks, Carl. Good morning, everyone. We’re very excited about the opportunity to combine our Automation and Specialty businesses with Altra. I’m going to talk through the next few slides, starting on slide 9 – excuse me, slide

8. We have great respect for the Altra team and their commitment to continuous improvement in customer satisfaction. This combination of powerful brands and remarkable people creates an organization well-positioned to capture robust industry 4.0 growth opportunities. This transaction is a unique opportunity in its structure that will benefit all the Fortive and Altra shareholders, customers, and employees. Please turn to slide 9. Fortive’s Automation and Specialty businesses include the market leading brands of Kollmorgan, Thompson, Portescap and Jacobs Vehicle Systems.

These high margin businesses generated approximately $907 million in revenue in 2017 and are led by an extremely talented team that have consistently outperformed in their respective markets. These 4,600 Automation and Specialty employees are well-versed in the Fortive Business System and I am confident will continue to drive growth and market leading innovation in the years to come. On slide 10, you can see the terms of the transaction outlined in this morning’s press release. Before I hand it back over to Carl, let me just underscore how this transaction is a win-win for both Fortive and Altra shareholders, who will benefit from substantial value creation. Fortive shareholders will retain exposure to automation via a majority equity stake in new Altra and participate in deal synergies. Importantly, this transaction accelerates Fortive’s portfolio enhancement strategy, provides significant M&A capacity, and contributes to the Fortive formula for long-term value creation.

And now, I’ll turn it back over to Carl.

Carl R. Christenson

Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Thanks, Jim. Moving to slide 13, we’re proud of what we’ve been able to accomplish in the past few years and are encouraged by the continuing improvement in the industrial economy. Nearly all of our end markets are growing and with Fortive A&S, we’re accelerating our transformation into a premier industrial company capitalizing on the current demand momentum. Building on our track record of successfully integrating acquisitions, we expect to integrate these businesses seamlessly enabling us to quickly provide a broader suite of solutions to a larger customer base that achieved the projected synergies. Turning to slide 14; as I touched on, the combined company we will have a presence from electromechanical capabilities to precision motion control by adding engineered servo, direct drive and specialty miniature motor technology along with precision linear automation products and capabilities to Altra’s leading power transmission line up, we will be better able to drive innovation and grow with our customers.

I also want to highlight the addition of Jacobs Vehicle Systems’ engine braking products with Altra’s already strong clutch brake offering will expand the addressable market and provide our customers with a unique portfolio of braking technology. The next three slides capture how together the capabilities and scale of Altra and Fortive’s A&S platforms will provide a stronger, more competitive platform from which to drive growth. In short, once this transaction is complete, we will have a broader product portfolio, more diversified end market exposure, increased access to attractive markets and the opportunity to expand existing products manufactured by each company into additional geographies and markets. Taking a look at the chart on slide 15, you can see how we are increasing our offering across the technology spectrum.

The combination with the Fortive A&S moves Altra into higher growth rate and higher margin categories and expands our addressable market by approximately $10 billion. We’re very excited about this combination – what this combination means for our customers and the evolution of the Altra portfolio. Importantly, the Business System that both companies utilize is based on elements of the Fortive Business System and the Toyota Production System. Both companies have significant engagement with customers to understand their requirements and improvement objectives, and our engineers – our engineering teams strives to solve problems, provide a more economic solution, and assist in developing new products. Importantly as slide 16 illustrates, this transaction will diversify our end-markets and positions Altra to capitalize on new higher-growth markets, such as medical, new segments of material handling and robotics.

At the same time, we are reducing our exposure to more cyclical end-markets, such as mining, renewable energy and oil and gas. If you turn to slide 17, you can see here that the combined company will have a global footprint to serve customers locally. I can’t emphasize enough the value of being a truly global business. This is a real differentiator. With more than 50 manufacturing facilities, over 25 engineering service centers around the world, and approximately 9,300 employees, we will serve our customers locally throughout our global footprint. Importantly, we have positioned and captured the growth opportunities across our markets. We will be building on our leading market positions and strong brands in the U.S. and Canada.

We will also be capitalizing on the recovering European economic revival and the rising GDP and urbanization that’s driving strong industrial demand in high-growth regions of the world. As many of you know, we have been great – we’ve been making great progress regarding operational excellence and changing the culture throughout Altra to one of continuous improvement in all aspects of our business. This is another way in which Fortive A&S culture is similar to ours. Both teams are committed to all functional areas and operations work diligently to improve on-time delivery, reduce lead time and provide the best possible quality and services. Fortive Business System, specifically provide best-in-class tools, knowledge and expertise to drive continuous improvement in lean manufacturing, leadership and growth, further enhancing our ability to achieve Altra’s aggressive strategic objectives. We look forward to benefiting from the best of both companies and reporting on our progress.

QUESTION AND ANSWER SECTION

Operator: Thank you. The floor is now open for questions. [Operator Instructions] Your first question comes from the line of Steve Tusa of JPMorgan.

Charles Stephen Tusa	Q
Analyst, JPMorgan Securities LLC
Hey, guys, good morning.
Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.
Good morning, Steve.
Charles Stephen Tusa	Q
Analyst, JPMorgan Securities LLC

Can you just talk about some of the visibility on some of the synergies here? I mean, I know Fortive from covering you guys, you guys have run a pretty tight ship and a good business. So, what are some of the just the visibility on some of the synergies?

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Yeah. So, there is several buckets of synergies – this is Carl speaking. And as you know, the Fortive Business System is exceptional and there’s several things that we think will drive cost improvements and growth through the implementation of some of the elements of the Fortive Business System in Altra. And the primary buckets will be on supply chain management and in operational improvements.

Charles Stephen Tusa	Q
Analyst, JPMorgan Securities LLC

Okay. And then, just I guess, maybe both of you can comment. Any updates on industrial trends in the quarter? What you guys are seeing in your businesses?

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Yeah. I’ll start. This is Carl. And January and February for both businesses, the two businesses that we’re combining, which are great businesses, the performance in January and February has been outstanding. The incoming order rate is strong. The synchronized global economy is doing quite well. So January and February have been very, very good from an incoming order rate and shipments and operating income for [indiscernible] (17:32).

Charles Stephen Tusa	Q
Analyst, JPMorgan Securities LLC

And in the Fortive – [indiscernible] (17:33).

I’ll now turn the call over to Christian Storch to sum up the financial benefits.

Christian Storch

Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

Thanks, Carl. Turning to slide 20, as Carl mentioned earlier the transaction will double Altra’s scale resulting in a stronger balance sheet to support future growth. The combined company generated $1.8 billion in revenues and approximately $350 million of EBITDA on a pro forma basis prior to synergies for 20% margins for the year ending December 31, 2017. We are excited we have a business that would generate free cash flow in excess of $1 billion in the next five years. The transaction will be immediately accretive to adjusted earnings per share, excluding the impact of purchase accounting. Turning now to synergies; following closing we expect to generate annual synergies, the vast majority of which are cost synergies of more than $50 million by the year four and see additional upside from revenue synergies.

These synergies are expected to result from the application of Fortive’s supply chain expertise, Altra’s Operational Excellence Program, benefits from purchasing and value-add [ph] ingenuity (13:13) as well as optimization of the combined companies. All these elements provides unique opportunity for both Altra and Fortive shareholders to participate in the upside, the combined company is poised to deliver. If you turn to slide 22, we have secured $2 billion in committed financing and expect to put permanent financing in place in the form of term loans and unsecured bond offerings.

On close, we’ll have a net debt of approximately $1.7 billion or a net debt-to-EBITDA of approximately 4.3 times. The business is expected to generate substantial free cash flow of more than $1 billion over the next five years, enabling the company to quickly de-lever. Importantly, we intend to maintain our current dividend policy. Altra’s prioritized debt pay down until the leverage metrics return to the range of 2 to 3 times net debt-to-EBITDA. Given the sales and earnings growth potential, as well as the boost to EPS that we expect over time from our deleveraging activities, this is an investment that is clearly attractive from a shareholder perspective.

With that, I turn the call back to Carl.

Carl R. Christenson

Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Thanks, Christian. Once again this is a transformational transaction as we expect to provide significant shareholder value, benefit our talented employees and lead to enhanced offerings for our customers. And turning to slide 23, both companies have cultures focused on strong operating performance and continuous improvement, the reputation for deep customer engagement. And with these similar philosophies including global presence, we expect to advance our capabilities and support entry into higher growth, higher margin markets. We’re confident that we have the right team to first integrate and then execute on the significant value and growth potential of this transaction. Now, please turn to slide 24, we’re looking forward to becoming the leading power transmission and motion control company with enhanced scale, broader geographic reach, and unparalleled portfolio of product solutions and to capitalize on the opportunities adherent to that combination to deliver enhanced value for both sets of shareholders.

Thank you all again for joining us today to discuss the transformational announcement and we look forward to working with the Fortive team to complete the transactions as quickly as possible. I’ll now turn the call back over to the operator for questions.

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

I’ll just add one thing is just – we talked about the fact that through 2017 we saw continued good industrial economy and I would say that that’s just – to Carl’s point, that just continue.

Charles Stephen Tusa	Q
Analyst, JPMorgan Securities LLC

And Jim, what about the rest of the business?
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

The rest of Fortive?
Charles Stephen Tusa	Q
Analyst, JPMorgan Securities LLC

Yes.
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Yeah, I think what we saw in the fourth quarter, what we put in the guide is, right now is consistent with all that. Couple of puts and takes, as you know March is always a really big month for a number of our larger businesses, but so far things are playing out the way we thought in total.

Charles Stephen Tusa	Q
Analyst, JPMorgan Securities LLC

Okay. I’ll hold off the [ph] E&B (18:17) question. Congratulations, guys.
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

All right. Thanks, Steve.
Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Thanks, Steve.
Operator: Your question comes from the line of Steven Winoker of UBS.
Steven Winoker	Q
Analyst, UBS Securities LLC

Thanks and good morning all. Yeah. Congrats on the combo. I just wanted to push on Steve’s question a little further on the synergy side. I guess, on the cost side, if I think about at least just as a percentage of Altra sale this is about 5%, I don’t know, 5.3% or so at the $46 million number and you’re saying its supply chain management and operational improvement. Can you just – I mean, you right there clearly identified run rate synergies; can you just dig in a little more? Are you talking about just supplier consolidation here? What are the things that will give shareholders, current Fortive shareholders kind of confidence that these are really achievable cost synergies?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Yeah. Steve, it’s Jim. I think a couple of things. One, the level of partnership and working together and looking through this over the last, call it, 45 days or so to come up with these plans I think was very good. So, there was a level of diligence and collaboration which was pretty strong. Carl personally invested a tremendous amount of time to visit a number of our facilities, all of our major facilities around the world. So, I think they have a good sense of the fact that our supply chain practices that we’ve had at Fortive for a long period of time can be applied. The buys that we will now have in a number of the commodities and those kinds of things are going to be larger and certainly going to be able to take advantage of that scale. There is value engineering opportunities and expertise to come out of the Fortive Business System. So, those are – I think as Carl highlighted, those are some big parts of the savings. There is clearly going to be operational improvements that we’ll find through doing some things. They do a lot more machining as an example than we do. And so, their ability to sort of seize some of those thoughts is good as well. So, I think we’ve got a good – they put together a very good plan of how to achieve the synergies for sure.

Steven Winoker	Q
Analyst, UBS Securities LLC

Okay. Those two usually take a little bit of time to roll in and the plan here has – in year – basically year one of the good chunk, $16 million; the quick wins there on the supply chain side or...?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

The purchasing and procurement is the same, it’s actually can usually happen pretty quickly. And that’s something we can start to – there’s certain things we can and cannot do until the closing of the transaction at the end of the year. Those are some things that we can start to put some plans in place so that when we – when the business is ready to go, when the new company is ready to go, we can be off and running. So, actually the supply chain things are one of those things – some of the more longer term things, I think they put together a long-term plan as you can see in this slide that kind of shows how they can roll out the longer term things. But I think the supply chain change that we described we can be ready to go at the end of the year when the transaction closes.

Steven Winoker	Q
Analyst, UBS Securities LLC

Okay. And just sorry. A couple of other things; on the revenue synergy front, it’s a little bit unclear to me. It seems like this is a diversifying set of segments being pulled together, which is fine. But are you thinking of bundled sales into some common customers here, is that where you’re thinking in the revenue synergy front?

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Yeah. A little bit, but one of the big things in our industry is that there’s – you have to have good engineering references when you go into a customer and you have to have demonstrated that you’re capable of performing. And I think that to try to get into a new space or a new customer, there’s a lot of resistance. And so, in a transaction like this where it’s very complementary, you’ve got complementary products going into some similar end-markets and then some new end markets. You have instant reference so the customers has been used to dealing with the company and when you bring a new product in with somebody that have that references, it’s usually a little bit easier than it is trying to go in on your own.

And when doing the due diligence, I was really pleased to see that some of the places that we think we can go – go get that growth. The other thing that’s going to drive the growth is the Fortive Business System. So we started our company in 2004, and we’ve got a very good Operational Excellence Program, and one of the things that Fortive’s been doing it a lot longer than we have and one of the things that they’ve expanded into is the top-line part of driving organic growth through the Business System. So by taking that Business System and bringing it to Altra is going to be a tremendous improvement for us and jump start our top-line growth – organic top-line growth.

Steven Winoker	Q
Analyst, UBS Securities LLC

Okay, great. And just lastly, Jim, $8 billion now, all right. You answered this question before, but on prior calls, but should we be expecting the same kind of bolt-on moves in the portfolio going forward or we should be thinking bigger chunks now?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Well, I certainly think we’re very focused on working on this and getting this done. As I said on the call as you referenced, Steve, we feel very good about the funnel, the breadth of the funnel in terms of the number of places we can do some things, as well as the depth, the depth meaning the size of transaction. So, certainly we have more capacity here, that’s what excites us, and we feel comfortable we can deploy that capacity over a period of time. And so we’re excited. We’re excited what this does for our shareholders with the combination of the businesses. We’re also excited about what this does for portfolio transformation at Fortive as well. As you well know we’ve been focusing a lot more on software and services, and this just gives us more firepower to change the portfolio in that regard, things that we’ve been consistent about communicating since we spun out from Danaher.

Steven Winoker	Q
Analyst, UBS Securities LLC

Okay, great. Best of luck. Thanks.

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Thanks, Steve. Have a good day.

Operator: Your next question comes from the line of Deane Dray of RBC Capital Markets.

Deane Dray	Q
Analyst, RBC Capital Markets LLC

Thank you. Good morning, everyone.

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Hi, Deane.

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.
Good morning.

Deane Dray	Q
Analyst, RBC Capital Markets LLC

Hey, Jim, could you address the 8% to 9% dilution on the transaction? And I know you just commented on Steve’s question, it’ll be more than offset by a significant increase in M&A, but what’s in the dilution? Is there any stranded cost that you’re assuming there or will that all be cleaned up by year end?

Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.

Deane, this is Chuck. That 8% to 9% is assuming that these businesses separated and what the full year impact of – pro forma full year impact. And so, there’s no unusual cost there. It’s pretty straight forward. The two levers are that we’ll be giving up some earnings here, offset by what we expect to be with the split of a lower share count as we – as some of the Fortive shareholders elect to go with the Altra team.

Deane Dray	Q
Analyst, RBC Capital Markets LLC

Got it. And could you just clarify at year-end there’s going to be a decision whether this is a split-off or a spin-off transaction and what will be the determinants for which direction you take?

Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.

Well, to – our preference here and our expectation is that it’s going to be a split and I’d be surprised if that’s not how it ends up. There is a mechanism to close that we go to a spin. So that gives deal certainty but we’re focused on split.

Deane Dray	Q
Analyst, RBC Capital Markets LLC

Got it. And then, last question is for Jim. At the first Analyst Meeting out of the blocks with the spin from Danaher, I asked the question about any focus on potential divestitures. And I got at the time a very categorical no that you weren’t spending any time looking at divestitures. So clearly something has changed. Is this one specific transaction that was the opportunity here? Or are there other creative – and this is also extremely creative and congratulations to everyone. But are there any other divestitures that are being contemplating?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Well, yeah, I think what we said was – what I said I guess is that we loved the businesses in the portfolio. They were coming from a position of strength and the work that we did to solidify our positions is only stronger today than it was 18 months ago when we first – when we started talking about the separation, Deane. So and I think that’s still true today. I think this is really representative of us trying to make some business model transformation in the portfolio, but these are great businesses and they’re going to be in a great place. And I think the most important thing for us was to make sure that if we were going to do a transaction, we wanted to really do – and what we’ve always said is, we’re always going to review our strategy, make sure we understand the things that are going on in the market. There’s certainly been some consolidation in the marketplace and I think this consolidation gives us a wonderful position in which to build off of with these great businesses. So I think it’s very consistent. We have some business model transformation going on at Fortive. We’re moving from a position of strength and these businesses are in great shape and they’re in a great home with a management team and a leadership team who understands the industry and is really going to take this to the next level. And I think there’s nothing more exciting and nothing more proud of us when we can do something like that.

Deane Dray	Q
Analyst, RBC Capital Markets LLC
Great, and congratulations to everyone.
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Thanks.
Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.
Thanks, Deane.
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Thanks, Deane.
Operator: Your next question comes from the line of Julian Mitchell of Barclays.
Julian Mitchell	Q
Analyst, Barclays Capital, Inc.

Hi. Thank you very much. Congratulations on the deal. I guess, one question is just around the transaction multiple. I think it’s stated in the deck that it’s about 13.6 times last year’s EV/EBITDA. I just wonder if there was anything below the EBITDA line in terms of tax or anything around the EV calculation on sort of other liabilities that would affect, I guess that transaction multiple?

Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.

Hey Julian, this is Chuck. No, there’s nothing below the line. That 13.5 is an after – because of the tax free nature, it’s an after tax transaction. I think this is a good value for both sides, really a win-win, and the RMT gives us this ability to make it so because there’s a great value for what Altra is getting and the combination there. But also for Fortive, we’d have to sell these businesses for 16, 17 times without the benefit of that tax free spend, so we’re very happy with that. But nothing below that line that changes those economics as we’ve stated.

Julian Mitchell	Q
Analyst, Barclays Capital, Inc.

Understood. Thank you, and then, maybe a question for Jim. I guess around the – if I look at the two platforms at Fortive, one might look at the current mix and say there may have been some revenue synergies between say the sort of smart factory and automation element within industrial technologies, and then, also the IoT mobile work of sensor aspect within professional instrumentation. So, I guess Jim, would you agree there has been any synergy and that might be lost as a result of the hiving off of these brands within automation or do you think that actually that the experience since the spin-off from Danaher has been that they’re very different businesses with different customer bases?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Yeah, they’re mostly different. There could be similar places where they’re used, but the customer bases are different. Most of our businesses are selling in – partnering with OEMs within the design phase and then shipping them as an OEM product or later maybe doing some troubleshooting as an example with a motor in a factory. But there’s very – there’s really almost no synergy. We’ve tried to do some things over the years, but really haven’t, really found any; but on the other hand if there were some synergies and there were some places where we found we could continue to work together, there’s nothing that would prevent us from doing that. So, I think the partnership that has brought this transaction to form, if you will, and will bring it to closure is one that’s very collaborative. And so, I probably speak for Carl here to say that if we found something even in the time we would continue to work on it anyway. So while there’s not a lot identified, we feel comfortable that – that there are – the partnership of this transaction would continue to allow for that anyway, Julian.

Julian Mitchell	Q
Analyst, Barclays Capital, Inc.

Thanks, Jim. And then one last quick one for you again is just you’ve – a similar type of transaction was executed with NETSCOUT a couple of years ago. You’re on the board of that company, any sort of learnings around structure or events since that that you think help with this transaction announced this morning?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Well, I certainly think that – I certainly – I certainly believe strongly that the experience that we’ve had in doing these types of transactions means that we understand confidently how to get it done between now and close. So I think the processes, the folks that have worked on it that – that is something that have – with experience comes, productivity and comes the ability to do that in a high quality way. So maybe the back office of how this all occurs is really, I think that – we have experience in doing that and that’s good. I think that the corollary between any type of transaction like this is akin to acquisitions. Everyone has its own opportunity and story, and so we feel really excited about this one from a market perspective. As we said in some of the prepared remarks where the industrial markets right now are good and so, I think the ability to create new customer relationships like Carl described, I think it’s never been a better opportunity. And so, I think when – we’re really doing this at a time, I think this is going to be very good for both businesses and will inevitably create tremendous value for shareholders.

Julian Mitchell	Q
Analyst, Barclays Capital, Inc.
Thank you very much.
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Thanks John.

Operator: Your next question comes on line of Matt Duncan of Stephens.
Matt Duncan	Q
Analyst, Stephens, Inc.
Hey, good morning, guys. Congrats on the transaction.
Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.
Good morning, Matt.
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Good morning.
Matt Duncan	Q
Analyst, Stephens, Inc.

Was hoping maybe you could walk us through a little bit more of the details around the earnings accretion here? And Christian, maybe the timing and how much – how accretive is it in year one you say accretive, obviously, I understand there’s a lot of questions left to be answered on the amortization calculation. But a rough guesstimate of how accretive this is in year one and then once all the synergies in place, what does that accretion level look like?

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Yes, I think if we exclude the effect of purchase accounting, we think this – this deal will be immediately accretive in the low-single-digit range. And that accretion will grow over time as we – number one, realize the synergies – the full run rate of the synergies and will also increase as a result of de-leveraging quickly given the tremendous cash flow generation power that this combined entity will have. So we’re excited about the fact that this is accretive out of the gate with increasing accretion all the time due to de-leveraging and the full realization of the synergies.

Matt Duncan	Q
Analyst, Stephens, Inc.

Okay. And then when you look at the makeup of the cost synergies that you’re targeting – obviously, in a transaction like this when some synergies are low hanging fruit and some are a lot harder. Can you maybe break it down that way as a $46 million how much of this is stuff that you don’t have to work all that hard to get? And how much of it is things – that’s going to be a little bit harder for you to achieve over time and I guess some details around what’s in both buckets?

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Yeah, so couple of comments Matt. Number one, most of these synergies that we announce are cost synergies. The good news and I think Jim mentioned that we’ve got nine months to really plan the execution of these synergies. We’ve got a long runway. [indiscernible] (34:28) careful planning jointly with the Fortive team. We think as it relates to purchasing, procurement side, that Fortive really has some great expertise that we’ve seen during the due-diligence process and constantly year-after-year reducing material cost. And that is a skill that we want to leverage across the Altra portfolio. And we think that – you know we’ve talked about us having a procurement project going. That will strongly enhance that capability. So, we’re very confident that we can realize that. There’s some cost benefits that we realize quickly as we combine these structures. And then, so we think we’re very confident that we can quickly with that run rate start to realize these benefits.

Matt Duncan	Q
Analyst, Stephens, Inc.

Okay. And the last thing I’ve got is just a couple of below the line things to help us with the merger model here. What are you expecting the tax rate of the combined company to be annual interest expansion and expected annual D&A?

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

So, we expect right now that and this is not set in stone yet – we really have to wait until closing to see what the final structure is going to look like, but a rough estimate at this point that we are using is a 25% tax rate for the combined entity.

Matt Duncan	Q
Analyst, Stephens, Inc.
Okay.
Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.
[indiscernible] (35:59).
Matt Duncan	Q
Analyst, Stephens, Inc.
Interest expense, annual interest expense and annual D&A?
Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.
I think – I would like to get back to you on that.
Matt Duncan	Q
Analyst, Stephens, Inc.
Okay. Fair enough. All right. Congrats again guys.
Operator: Your next question comes from the line of Jeff Hammond of KeyBanc Capital Markets.
Jeffrey D. Hammond	Q
Analyst, KeyBanc Capital Markets, Inc.
Hey, good morning, guys. Congratulations.

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Good morning, Jeff.

Jeffrey D. Hammond	Q
Analyst, KeyBanc Capital Markets, Inc.

So it looks like in the press release you talked about a couple of businesses that were excluded, just can you walk through the rationale of what you decided to include or not include, particularly how you think Jacobs fit?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Yeah, Jeff, this is Jim Lico. I think when we were – when Carl and I first started talking, the one business that we didn’t include that’s part of the Fortive Platform of Automation and Specialty is our Hengstler Dynapar business. Slightly different business. It supports – part of that business makes encoders but the rest of business is more broader in sensors. We have a sensor technology platform that actually, Hengstler Dynapar, was in for a while. It’s a fit there. It also has some synergy with some of the other things we do in Fortive in our Gilbarco Veeder-Root business as well as in our Field Solutions platform. So that’s where – and I think as Carl and I described and he can certainly comment in as well that, that made a lot of sense. And to the extent that there is anything that we could continue to do as a supplier of encoders, as an example, we’d continue to do that through a partnership.

Jeffrey D. Hammond	Q
Analyst, KeyBanc Capital Markets, Inc.
And as far as Jacobs, just in terms of fit and rationale from your perspective, Carl?
Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Yes. As you know, Jacobs business is a great business and it is a braking system. We’re the world’s leader in braking technology for industrial applications. And we think that this is a great expansion into a – gives us a certain market expansion and when I look at it, Jeff, the engineering capabilities, the manufacturing technologies, some of the supply chain and the Lean are all very similar to what we do today. So I think it’s a very good fit.

Jeffrey D. Hammond	Q
Analyst, KeyBanc Capital Markets, Inc.

Okay. And then, just kind of the last one on synergies, is there a way to think about how these synergies fall on the Altra side versus the Fortive side, because it seems like Carl, from your perspective, you’re getting a lot of their Fortive Business System expertise and maybe you could speak to some of the things you think they do particularly well that you can implement on your side? Thanks.

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

As you know Jeff, we have an aggressive plan to get to 15% operating income on our own and I think the way that I look at this, this is – we’re going to get some of the tools that we would have to go build out ourselves. We’re going to get access to some of those very quickly, much quicker than we could if we were going to build them out. So I think it accelerates our improvement plan and it derisks that execution risk. So I would say, this is a really good thing for Altra. We did not consider that as a synergy, so we had our business improvements, we had the

Fortive A&S business improvements and then we have the synergies as a separate bucket. So that $50 million is not something that we were going to do on our own anyway. This is an addition too.
Jeffrey D. Hammond	Q
Analyst, KeyBanc Capital Markets, Inc.
Okay. Thanks, guys.
Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

All right. Thanks, Jeff.
Operator: Your next question comes from the line of John Inch of Deutsche Bank.
John G. Inch	Q
Analyst, Deutsche Bank Securities, Inc.

Hey. Jim, you mentioned that – so there aren’t a lot of customer touch point overlap. What about distribution channels? Is there similarity there between the two companies?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

There are – with the remaining Fortive, there are really not that many channel partners that are similar. So I would say that very few channel opportunities or channel dys-synergies, if you will, with this business going over to Altra and us and Fortive staying standalone, but there are channel synergies with the Altra and A&S businesses that I believe in, so there’ll be some opportunities for better relationships and deeper relationships with channel partners.

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Yeah, particularly, with the Thomson business and through the industrial distribution channel, there’s some really good [Technical Difficulty] (40:44) significant improvement in the – on our revenue [ph] suite (40:48) moving forward with our industrial distributors.

John G. Inch	Q
Analyst, Deutsche Bank Securities, Inc.

Yeah, no, that makes sense. Chuck, in the 8% to 9% dilution, is that assuming that the $1.4 billion of cash gets put to work or is that adjusted on the balance sheet like what – how should I think about that...?

Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.

No. That doesn’t assume that we put anything to work, that’s just the taking the debt down for – is what’s going to happen and reducing the shares, the reduction in shares from the exchange, that reduces the dilution a little bit to 8% to 9%. But if we go ahead and deploy this capital back towards M&A, then – which we would expect to do going forward, that will reduce the dilution going forward, but 8% to 9% is not assuming we put it back to work.

John G. Inch	Q
Analyst, Deutsche Bank Securities, Inc.

But it does assume that $1.4 billion of cash pays off debt. Is that what you just said?

Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.
Yeah. Yeah.
John G. Inch	Q
Analyst, Deutsche Bank Securities, Inc.
Okay.
Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.

It will pay down some debt, it’s in our CPs, so there’s not a big interest reduction there, but that’s on bigger de-lever as retiring shares.

John G. Inch	Q
Analyst, Deutsche Bank Securities, Inc.

Yeah, makes sense. Was there any contemplation to just buying Altra?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

I think what we really try to do here was, John, was to make sure that we were thinking about our long-term strategy and when we looked at the quality of these businesses in the industry – and what was going on in the industry versus what we were trying to do relative to building more software and services and really moving towards that kind of business model, we felt that it was probably in the best interest of our shareholders and in the best interest of these businesses to do the type of transaction that we’re describing today. And it really gives us a great market position. These guys know how to run these kinds of businesses and it deepens their – as we mentioned, deepens the relationships with customers and the product portfolio as described in the prepared remarks. So I think for us we weren’t going to necessarily be a consolidator of that industry given where our business model is going and Altra is a great partner for which to participate in building out a position in this industrial market.

John G. Inch	Q
Analyst, Deutsche Bank Securities, Inc.

Yeah, it definitely seems opportunistic. Lastly, do you guys have any comments on obviously if these tariffs roll through we’re going to get big increases in the cost of steel and aluminum. How is that factoring into your thinking?

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

So from our perspective, from the Altra and Fortive A&S perspective, these products are – a lot of them are engineered into applications. There is, in most applications there’s limited competition and so in – over the years that I’ve been involved in this business I hate to admit how old I am, but I’ve been involved in it for over 30 years.

We’ve always been able to offset commodity cost increases, labor increases, et cetera with price increases. Sometimes it’ll lag maybe a month, maybe a quarter, but historically we’ve always been able to offset that. So we’ll – we will work hard to make sure that if this does happen that we will get price increases to offset those input cost increases.

John G. Inch	Q
Analyst, Deutsche Bank Securities, Inc.
And then, Jim, is there any comment with respect to the rest of Fortive, while you’re on the line?
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Yeah, no, we’re – our cost position – there’s not a lot of concern. We have a little bit of a sheet metal, but it’s really where most of our input costs are related to electronics. We’re pretty confident we can mitigate anything that might be out there, who knows what’s out there too. It’s all speculation, so – but I feel – we feel very comfortable with both our input cost situation and our ability to get priced in 2018.

John G. Inch	Q
Analyst, Deutsche Bank Securities, Inc.
Got it. Thanks very much.
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Thanks, John.
Operator: Your next question comes from line of Andrew Kaplowitz with Citigroup.
Andrew Kaplowitz	Q
Analyst, Citigroup Global Markets, Inc.
Good morning, guys. Congrats.
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Thanks.
Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.
Thank you.
Andrew Kaplowitz	Q
Analyst, Citigroup Global Markets, Inc.

Jim, obviously this transaction seems like a way for Fortive shareholders to significantly increase their exposure to software and service through the new ownership. But how should we think about the legacy Fortive business? You kind of answered the question before, but should we still expect you to increase software and service at the business? Any change in the strategy of legacy Fortive business?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

No. I think what we’ve tried to articulate is the strategy amongst the platforms around what we were doing that individually. I won’t take the time and you obviously know it well, so I think we’re very comfortable with where we sit today. We’ll have five – you know by the end of the year, we’ll have five strategic platforms instead of six. But we – I think we did a good job in 2017 of building out in a couple of platforms and the funnel is very robust in terms of being able to continue to do that. So I think we’re comfortable with where we stand today and we think that this kind of transaction is one of those things where it’s so compelling, you need to do it. I know sometimes we always like to maybe add well – add as well at the exact same time, but we feel very comfortable that the timing of this was good, good timing to do this kind of thing and we’re very comfortable, we’ll build, will be utilizing the cash we have and utilizing our M&A capacity over time.

Andrew Kaplowitz	Q
Analyst, Citigroup Global Markets, Inc.

Great. And then how do we think about the – call it the new industrial technology’s business going forward as the deal closes? I mean, it will be transportation, tech, and franchise distribution primarily, you know as you know they’ve been little slower growing lately. So, how do we think about it going forward? Is it possible to sort of disaggregate the businesses now? And I guess you’ve talked about GVR improving in growth as we get toward the end of this year and next year. So, do you think that you want to add more in particular to the overall industrial technologies business or is it just sort of business as usual?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

No, well, first I think we’ve – we feel good about the, if you look at the long-term growth rate of both of those platforms that are remaining in industrial tech, we certainly feel good about the long-term growth rate there. So, I’d say that’s first. A little bit of air pocket right now, but we feel good about it. I think secondly it’s a little premature to think about how things might be articulated down the road where it’d be the end of the year before we – there’ll be a lot of things we’ll do between now and the end of the year, so to get to this transaction.

So, at the end of the year, we’ll certainly be evaluating what segments and platforms look like, but I suspect it’s more of the same, a lot of work to continue to do what we need to do to be successful in both those platforms in Franchise Distribution and Transportation Technologies. Those businesses are doing a good job in their markets right now with a little bit of headwind, but we feel good about where they’ll end the year. And at the end of the year, we’ll take stock of what that looks like, but I think, given the M&A capacity and the potential in the funnel, there’ll be some things maybe that happen in that regard as well. So, we’ll take stock of all of that at the end of the year.

Andrew Kaplowitz	Q
Analyst, Citigroup Global Markets, Inc.
Thanks, Jim. I appreciate it.
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Yeah. Have a great day.

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.
Thanks, Andy.
James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Thanks, Andy.
Operator: Your next question comes from the line of Richard Eastman of Baird.
Richard Eastman	Q
Analyst, Robert W. Baird & Co., Inc.

Yes. Good morning. Just a couple of questions, maybe around the mechanics of the transaction. Could you just remind me the
$1.6 billion of the equity component, the 35 million new shares issued. Is that a fixed share number or dollar number?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
It’s a fixed share number.
Richard Eastman	Q
Analyst, Robert W. Baird & Co., Inc.
Okay. And then, Chuck, would you venture a guess at all or be able to bracket perhaps the post-deal share reduction at Fortive after the split? Could you bracket that reduction?
Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.
I would think in the low 20 million, it really depends on where the price of Altra when we close and Fortive as well, and so there is a range of outcomes, but in the low 20s.
Richard Eastman	Q
Analyst, Robert W. Baird & Co., Inc.

Okay, okay. And then just a last question I had for Carl, perhaps how do you look at the secular growth prospects for Newco here?
Maybe bracket a growth rate and maybe a degree of cyclicality around that growth rate.

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Yeah. So, we think that these are GDP, little bit better than GDP growth businesses, when we combine them. And if we execute well, then we should be able to do little bit better than that. So, these are not high growth businesses, but they are good growing businesses. I think one of the benefits of putting these two businesses together is it does diversify the end markets that can be served, and so there should be some counter-cyclicality.

And I think that another critical aspect is the cash flow. So, even in a – when we’ve gone through some cycles, the cash flow has been tremendous from these businesses. We went through the 2008, 2009 cycle, we were really pleased with how much cash we generated, and how we were able to continue to deleverage through that cycle. So, these are really nice businesses that we’re putting together, and now even better together than they were as two separate businesses.

Richard Eastman	Q
Analyst, Robert W. Baird & Co., Inc.

Understood. Okay. Thank you. Thank you very much.

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Thanks, Rick.

Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.

Thank you.

Operator: Your next question comes from the line of Scott Graham of BMO.

R. Scott Graham	Q
Analyst, BMO Capital Markets (United States)

Hi. Good morning. Congratulations to all. My first question is maybe on the Fortive side is, you’re essentially gaining this business a non-core business and understandable. You’ve laid some of that out, Jim. I guess my question now is that, as a non-core business – and maybe there is also a question for you, Chuck, and perhaps I missed this, but is this going to be merged and how you’re going to, accounting wise, report this? Are you going to fashion this is like an equity income line? How does that roll through your earnings?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

So, it’ll roll through similar to as if we announced an acquisition. We’ve got a deal signed here, but until it closed, it’s – nothing is going to change in our guide, and it will stay as part of our core. That’s not our choice. That’s just how the accounting works, so it’s going to stay in our guide until we close.

R. Scott Graham	Q
Analyst, BMO Capital Markets (United States)

Okay. So the 8% to 9% dilution, does that contemplate potential equity income benefits from Altra?

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

So, it does, but that 8% to 9% I should point out is pro-formative as if the impact on a full year. The actual dilution this year will be – it will be much less than that, because it’s not going to come out until this year. And then, of course, as we deploy M&A, we’d hope to offset that, but it’s as if it was out for the whole year, we’d reduced our shares and taken the income out and not deployed any capital.

R. Scott Graham	Q
Analyst, BMO Capital Markets (United States)
Okay.

Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.

I think [indiscernible] (52:16) to add, post-closing, I think it’s two separate sets of shares, so to speak, and I don’t think there’s any income that will be recognized at the Fortive level post-closing.

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Right.

R. Scott Graham	Q
Analyst, BMO Capital Markets (United States)

Yeah. Yeah. That’s clear to me now. Okay. Thank you.

On the Altra side, Carl and Christian, you have aspirations for the core business reaching a 15% margin. And to get there, you need 200 basis points of recovery in some of your weaker end-markets from a couple years back. So, essentially, it’s sort of [indiscernible] (52:48) 13% and you need those markets to come back. Do you no longer need those markets to come back when you talk of now separating of course, the synergies, the cost synergies from the deal which I’m not accounting toward this? But maybe like the Fortive Business System, is that something that can fill some of that gap?

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Yeah. I think that’s one of the real benefits we get, Scott, from the Fortive Business System. They’re real expertise in how to drive organic growth, but I think we’ve talked to you about how we try to identify end-markets that we want to go after then customers and applications within those end-markets and direct our resources there. They do an excellent job there. They’ve got a really good solid process on how to do that.

R. Scott Graham	Q
Analyst, BMO Capital Markets (United States)
Got it. Thank you, all.

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Okay. Thanks, Scott.

Charles E. McLaughlin	A
Chief Financial Officer & Senior Vice President, Fortive Corp.
Thanks, Scott.

Operator: [Operator Instructions] Your next question comes from Charley Brady at SunTrust.

Patrick Wu	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Good morning, everyone. This is actually Patrick standing in for Charley. Thanks for taking my question.

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Hi, Patrick.

Patrick Wu	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Just got one in – Yeah, thank you. Just got one question here, as most of my questions were already asked. In terms of M&A capacity, obviously, that’s expanded now. Are you guys still looking at the 2021 horizon or has that been – or have you guys shifted the view to a little bit longer to sort of deploy that extra $3 billion? And what platform, I guess – I know obviously you guys have mentioned that SaaS related businesses are going to be a focus, but have you guys put any thought into what platforms are we getting all the more focus now or are you guys thinking about maybe creating a new platform to do that?

Carl R. Christenson	A
Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

So, Patrick, I’ll take the first part and then I’ll let Jim come in on the same part. Just on the mechanics, I think we had said $5 billion and when this closes, it will be closer to $8 billion of capacity. We haven’t put a time on that, we’re just saying that’s what our capacity is, and we’re active and looking – see lot of deals out there.

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.

Yeah. Patrick, it’s Jim, I would just maybe finish on that by saying, we always thought that we could deploy capital within our current platform structure with $30 billion to $35 billion of market – available markets, little bit smaller now with when A&S moves out, but still plenty of opportunity for us to find ways to deploy capital.

That said, we are also looking at opportunities for new platforms, so I think I said that when we first spun out that, if I were to look out in the five to six year time horizon, we probably would have a – might have a new platform, that’s almost two years ago, so – maybe that becomes a little bit more likely. So, we don’t have to, but we certainly have considerations for those kinds of things that could continue to transform the portfolio, build on the things that we do well, can add value with FBS. And so, we’re very much active and looking forward to really building on the current businesses, but not nervous in any way, shape or form of adding something.

Patrick Wu	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Okay. Thank you.

James A. Lico	A
President, Chief Executive Officer & Director, Fortive Corp.
Thank you.

Operator: That was our final question. I would now like to turn the call back over to Carl for his closing remarks.

Carl R. Christenson

Chairman, President & Chief Executive Officer, Altra Industrial Motion Corp.

Okay. I would like to thank everyone for joining today’s call. This is a really exciting transaction and marked a powerful expansion of our product portfolio and market coverage. We look forward to capitalizing on the opportunities inherent in this transaction to deliver enhanced value to our shareholders. I’d like to thank you for joining today’s call.

Operator: This does conclude today’s conference call. Thank you for attending and have a great rest of your day.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917 0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra Industrial Motion. However, Fortive, Altra Industrial Motion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra Industrial Motion in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra Industrial Motion may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.

FORWARD-LOOKING STATEMENTS

Statements in this communication that are not strictly historical, including statements regarding the expected effects of the proposed structure of the transactions (the “Transaction”), the impact of the Transaction to stockholders, employee or customers of Fortive or Altra, the anticipated timing and terms of the Transaction, the tax treatment and tax benefit of the Transaction, the anticipated prospects of the combined businesses and any other statements regarding events or developments that Fortive or Altra believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Fortive and Altra to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain regulatory approvals, Altra shareholder approval and the anticipated tax treatment for the Transaction, the risk that the Transaction will harm the business of Fortive or Altra, and the risk of deterioration of or instability in the business performance or in the general economy or markets. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Fortive’s most recent Annual Report on Form 10-K and in Altra’s most recent Annual Report on Form 10-K, in each case, for the fiscal year ended December 31, 2017. These forward-looking statements speak only as of the date of the statement is made, and neither Fortive nor Altra assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.